Exhibit 17.1

TO: Larry Diamond CEO Mitesco Inc.

RE: Resignation

Date: December 15, 2023

Dear Larry,

Please accept this notice as my official resignation as a Board Member and as Chief Operating Officer of Mitesco, Inc.

The effective date is December 19, 2023.

Thank you for the opportunity to assist you and Mitesco and I wish the Company the best in the future.

Sincerely,

Sheila Schweitzer